CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

September 10, 2013

By U.S. Mail & Facsimile to (703) 813-6987

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 26, 2013

File No. 001-11758

Dear Mr. Vaughn:

Morgan Stanley (the “Company”) is providing to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) a supplement (the “Supplemental Letter”) to its original response letter, dated August 15, 2013 (the “Original Response Letter”), which responded to the Staff’s comment letter dated August 2, 2013 to Ms. Ruth Porat, the Company’s Executive Vice President and Chief Financial Officer.

Upon clarification of comment 1 in the Staff’s comment letter, the Company would like to supplement its Original Response Letter with the following additional information.

The Company’s program pursuant to Section 404 of the Sarbanes-Oxley Act (the “SOX Program”) was described in detail in both of its July 24 and August 15, 2013 response letters. The SOX Program did identify deficiencies impacting both risk assessment and monitoring controls as those terms are defined by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (1992). The Company’s analysis of all identified control deficiencies impacting internal control over financial reporting was performed to determine whether these deficiencies presented any pervasive or systemic themes, or individually or in the aggregate rose to the level of a significant deficiency or material weakness. [*] Accordingly, the Company believes, after consideration of all relevant factors and information, that the overall design and operation of its control framework established to meet the COSO requirements for financial reporting was effective for all relevant periods.

*            *             *            *            *

In connection with responding to the Commission with this Supplemental Letter and the Company’s Original Response Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at (212) 761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Deputy Chief Financial Officer

cc:	Ruth Porat, Executive Vice President and Chief Financial Officer

Jeffrey M. Kottkamp, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

Yolanda Trotter, Securities and Exchange Commission

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